Fellows Energy Ltd.
370 Interlocken Boulevard, Suite 400
Broomfield, Colorado 80021

February 13, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:       H. Roger Schwall, Assistant Director
Division of Corporation Finance

                                Carmen Moncada-Terry, Esq.

Karl Hiller
Lily Dang

Re:          Fellows Energy Ltd.
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 000-33321
Response Letter Dated February 3, 2006

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated February 9, 2006 (the “Comment Letter”) relating to the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 (the “Annual Report”) of Fellows Energy Ltd. (the “Company”). The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith an amendment to the Company’s Annual Report.

Form 10-KSB for the Fiscal Year Ended December 3 1, 2004

Description of Business, Page 2

1.
We have read your response to prior comment two, regarding your valuation of various stock issuances in January 2004. You explain that in valuing the 3,500,000 shares issued to acquire interests in oil and gas leases at $1 -05 million, you utilized a per share value of $.30 per share, corresponding to the fair value of your stock in early November 2003, when you verbally negotiated terms with the counterparty. You also explain that there was no conditions precedent to completing the transaction; and that in the event the transaction did not close, the non-breaching party would have been entitled to damages, consisting of "...obligations to pay $125,000 in the form of oil and gas lease payments, and $2,200,000 in the form of exploration and drillings costs, pursuant to the December 8, 2003 agreement filed in connection with the 8-K on January 6, 2004."

Securities and Exchange Commission
February 13, 2006

The guidance in EITF 96- I 8, pertaining to the determination of a measurement date, stipulates that such date will correspond to the earlier of (i) the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or (ii) the date at which the counterparty's performance is complete. The clarifying language included in footnote 3 to that guidance explains that the commitment for performance must be probable because of sufficiently large disincentives for nonperformance; and those disincentives must result from the relationship between the issuer and counterparty.

We do not believe that your verbal negotiations alone would provide sufficient basis for characterizing the status of the agreement as a probable commitment with large disincentives for nonperformance. Your delay in announcing the arrangement until December 9, 2003, when you filed your Form 8-K, appears to be consistent with this view. Further, although you state that there were no conditions precedent, we observe that paragraph j) of Article 4 - Representations and Warranties, of the purchase agreement includes the following requirements.

"j) Buyer will deliver to Seller, prior to the Closing Date, evidence of cancellation of its outgoing management's shares in the amount of Fifty-two Million Six Hundred Thousand (52,600,000) shares. Buyer will have conducted a private placement of Two Million Five Hundred Thousand (2,500,000) shares of its common stock at $1 .OO per share, and present evidence of that sale to Seller."

Although you filed a Form 8-K on December 24,2003, explaining that you had fulfilled these conditions, the accounting and disclosures in your annual report indicate that these transactions did not actually occur until January 2004. We do not believe that you could appropriately conclude that your counterparty would be compelled to perform under the arrangement, due to large disincentives for nonperformance, before you had complied with the contractual provisions upon which such performance was contingent.

Finally, we are unable to identify provisions in your December 8, 2003 agreement that correspond to the disincentives you have described. It appears you may be referring to the responsibilities of Diamond Oil and Gas Corporation under the earlier assignment made by UCM Investment Corporation, which it would retain if the transaction involving an exchange for your shares did not occur. This would not generally qualify as a disincentive for purposes of using the performance commitment date as the measurement date because it does not arise from your relationship with the counterparty; and seems only to represent its responsibilities as the assignee.

Securities and Exchange Commission
February 13, 2006

Response

We acknowledge that our verbal negotiations alone would not provide a sufficient basis for characterizing the status of the agreement as a probable commitment with large disincentives for nonperformance. Additionally, the conditions to closing in the agreement, including cancellation of management shares and closing of a private placement did not occur until January 2004, therefore our counterparty would not have been compelled to perform under the arrangement prior to such time, due to large disincentives for nonperformance. Finally, we acknowledge that the disincentives we previously described were implied and not stated in the Agreement. As a result, we have amended our filings to value the shares of common stock issued pursuant to this transaction at $1.83, which is the value of the stock on the date that performance under the agreement was completed. The amended filings include the annual and quarterly reports starting with the quarterly report for the quarter ended March 31, 2004 and ending with the quarterly report for the quarter ended September 30, 2005. In addition, we have amended our registration statement on Form SB-2, as appropriate, to reflect these amended periodic reports.

Regarding our ongoing assessment of our unproved properties and their related valuation in accordance with FAS 19, paragraph 28 and other relevant paragraphs, we have determined the assets and interests acquired through this transaction to support the $1.83 valuation, and consider impairment to be unnecessary as a result of the value of comparable properties adjacent to those included in the purchase transaction, interests in other projects and properties, and independent assessment. Properties acquired through this transaction included Johns Valley, Weston County, Carter Creek, Gordon Creek, Circus, and the ongoing projects being evaluated for acquisition through our arrangement with Thomasson Partner Associates, Inc.

Gordon Creek, for example, sits adjacent to the Drunkards Wash project, which currently is producing approximately 250 million cubic feet of gas per day, translating into approximately $1 million net revenue per day at current prices. Since Gordon Creek is situated in similar geology and formation characteristics as Drunkards Wash, and covers nearly 5,000 acres (roughly 10% of the size of Drunkard’s Wash), it is estimated that Gordon Creek could generate $30 million per year. We have plans to develop Gordon Creek with the proceeds of our next financing.

We have also recently announced the purchase of the Carbon County Project, a 5,000-acre project now in production on adjoining acreage to Gordon Creek and also adjacent to Drunkard’s Wash. We have recently received an independent engineering report on the Carbon County project, assessing it to have a net present value (NPV10) of approximately $65 million. In fact, some of the Gordon Creek and Carbon County acreage overlap, and we expect that Gordon Creek will be quite productive along with Carbon County. Although we have not yet drilled an exploratory hole on Gordon Creek, we have performed geologic analyses of the area and find it to contain similar characteristics as the Drunkard’s Wash and Carbon County projects and therefore similar potential. We expect that the wells to be drilled on the project will be successfully completed as production wells, similar to the wells on those adjacent projects, Drunkard’s Wash and Carbon County. We have over 7 years remaining on the primary lease terms on the leases on Gordon Creek, and thus have ample time to develop the project. Under FAS 19, paragraph 28 (and other pertinent provisions), we believe that Gordon Creek alone could justify the $1.83 valuation.

Securities and Exchange Commission
February 13, 2006

The Johns Valley project is a 25,000 acre project located in Central Utah, in proximity to the recent discovery of the Covenant oil field. We have drilled one shallow, stratigraphic test well (which was not intended to be a production well, but was drilled for data compilation and test work) on the Johns Valley project, which verified the presence of coal in the area and yielded notable gas contents in the coal. We have plans to continue to work in the area and prove up its potential for coal bed methane production. In addition, we have recently identified a considerable amount of previously-generated seismic data covering much of the acreage that shows the presence of deeper structures with potential for conventional oil and gas production. Johns Valley is situated between the Covenant oil field and the historic Upper Valley oil field, which produced in excess of 20 million barrels of oil during the 1960’s and 1970’s. Renewed interest has been generated in this part of the Overthrust Belt following the discovery of the Covenant oil field. In its press release of February 1, 2006, Delta Petroleum announced a significant strategic acquisition in the region:

“Delta has entered into a definitive purchase and sale agreement with Armstrong Resources, LLC ("Armstrong") to acquire a 65% working interest in approximately 88,000 acres in the central Utah hingeline play. This play was recently established with a major discovery at the Covenant Field, which opened up a new petroleum province. The new thrust belt discovery is widely considered to have the potential for reserves in excess of one billion barrels of oil. The Covenant Field produces from a thrust fault controlled four-way closure. Roger A. Parker, Chairman and CEO of Delta stated, "The Covenant Field is one of the largest and most meaningful discoveries in the continental United States in recent history. The field's shallow depth, thick pay section and high production rates make for exceptionally good economics. This transaction gives Delta significant exposure to one of the most exciting plays in the United States." Thrust belt discoveries such as this tend to occur in a trend with other productive structures. Delta's new land position is on trend with Covenant and is believed to contain numerous undrilled four-way closures, which appear to be the same size or larger than the Covenant Field.

Securities and Exchange Commission
February 13, 2006

Delta will pay Armstrong a purchase price of $24 million in cash and approximately 673,000 shares of common stock. Armstrong will retain the remaining 35% working interest in the acreage. As part of the transaction, Delta will pay 100% of the drilling costs for the first three wells in the project. Delta will be the operator of the majority of the acreage, and drilling is expected to begin late in the second quarter of 2006. Delta has filed a shelf registration statement with the Securities and Exchange Commission and commenced an offering of up to 1.5 million shares of common stock. The net proceeds from the offering will be used to fund the cash portion of the acquisition purchase price and for general corporate purposes. Coker, Palmer, Phillips & Mullen, Inc. is managing the offering on a best efforts basis. “

Considering the stock price of Delta of $20/share, the total purchase price for a 65% interest in the 88,000 acres (57,200 net acres) is $37,460,000 or approximately $650/acre, not including any value for the drilling commitment also made by Delta. With this type of exploration and production activity approaching ever closer and closer to the 25,000-acre Johns Valley project, with good gas shows in the coals in the area, with identified structures evident in the available seismic data covering the area, and with the historic Upper Valley field having been successfully drilled and operated in close proximity to the south, we have plans to continue to prove up the coal bed methane potential, and also to evaluate the strong potential that we believe the project has for conventional oil and gas production. We do not believe that the acreage at this time would command a $650/acre valuation, but other acreage in the area has been sold recently for from $100 to $200/acre, justifying a considerable valuation at present. We believe that under FAS 19, the Johns Valley project, particularly in combination with Gordon Creek or perhaps alone, justifies a valuation as described.

The Weston County and Carter Creek projects are located in productive basins in Wyoming, in and around producing oil fields. At Weston County, much of the acreage is interspersed with a producing field in the Turner formation, which has produced 3 million barrels of oil to date. Some of the acreage will essentially be “in fill” or “step out” drilling from this producing field, and we have performed detailed additional seismic evaluation to delineate the drill sites that we plan to drill. We are also acquiring additional acreage in the area prior to commencing our drilling. Weston County also hosts attractive drilling targets in the southern portion of its 19,290 acres in the Dakota and Minnelusa formations. We plan to do additional seismic work in that area to delineate drilling targets, which we believe will be analogous to the nearby 75-million barrel Raven Creek field and the 25-million barrel Donkey Creek field. Carter Creek has potential as a fractured shale play, and we plan to test the shales in the Niobrara and Mowry formations. We have targets ready to drill on this 10,678-acre project, and have received a number of inquiries from potential industry partners to enter into a farm-out agreement to take it into production. We believe that these two projects also add a considerable amount to the valuation of the transaction, under all of the pertinent principles of FAS 19.

Securities and Exchange Commission
February 13, 2006

We also acquired the rights to the Circus project in connection with the transaction through the agreement with Thomasson Partner Associates, Inc. We acquired additional rights and leases in the Circus area in 2004, and sold those additional leases for a gain of in excess of $1,400,000 in the first quarter of 2005. This also demonstrates the value of the transaction that was closed in January of 2004, and the additional projects that we have acquired since that time through the agreement with Thomasson (the Bacaroo, Platte and Badger projects) also demonstrate the prospective value to us that the arrangement with Thomasson (that was conveyed as a part of the January 2004 transaction) holds for us on an ongoing basis.

For each of the properties described above (except the Circus acreage that has been sold), we have plans to continue to explore with seismic or other exploration techniques and/or drill to prove up the properties and take them into production. Most of the acreage in question is covered by leases with primary terms with in excess of 5 to 7 years remaining prior to expiration. Much of the acreage also has developed infrastructure available in proximity, and nearly all of the acreage has drilling or production taking place on nearby properties, as summarized in part above in this letter. Proven reserves have been found on nearby or adjacent properties to much of the acreage. Given our recent activities and our current plans on all of the properties, and the circumstances described above, we believe we have developed substantial progress on establishing reserves in a short time under paragraph 32. We also believe that the provisions of paragraphs 33, 34 and 40 do not apply to the properties, either as of January 2004 or as of the present time. Consequently, we are confident that the $1.83 valuation is amply supported in general and also under the principles of FAS 19, paragraph 28 and other relevant provisions thereof. However, we will continue to assess the value of these properties and interests for impairment purposes in an ongoing basis.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

By:	/s/ George S. Young
George S. Young
Chief Executive Officer